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                 January 25, 2022

       Claudio Ferri
       Co-Chief Executive Officer
       Kisses From Italy Inc.
       80 SW 8th ST. Suite 2000
       Miami, Florida 33130

                                                        Re: Kisses From Italy
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed on January
21, 2022
                                                            File No. 333-262277

       Dear Mr. Ferri :

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at 202-551-3034 or Dietrich King at 202-551-8071 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Trade & Services
       cc:                                              Liang Shih